UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Apollo Resources International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

037622 10 7

(CUSIP Number)

J. Mark Ariail

214 389 9800

3001 Knox Street, Suite 403

Dallas, Texas  75205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037622107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Holdings International, Inc. FEIN: 20-4595579 DGMAC, LLC FEIN: 20-1177645 Dennis G. McLaughlin, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 114,895,823

	8.	Shared Voting Power 114,895,823

	9.	Sole Dispositive Power 114,895,823

	10.	Shared Dispositive Power 114,895,823

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 114,895,823

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.09%

14.	Type of Reporting Person (See Instructions) CO CO IN

Item 1.	Security and Issuer

This statement relates to the common stock, $0.001 par value per share (“Common Stock”) of Apollo Resources International, Inc. (the “Issuer”).  The principal executive offices of the Issuer are presently located at 3001 Knox Street, Suite 403, Dallas, Texas 75205

Item 2.	Identity and Background

(a)    This statement is filed by AP Holdings International, Inc., a Texas corporation.

(b)    The address of its principal office is 3001 Knox Street, Suite 403, Dallas, Texas 75201.

(c)    The principal business of AP Holdings International, Inc. is investments.

(d)    During the last five years, AP Holdings International, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, AP Holdings International, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Not applicable.

(a) Dennis G. McLaughlin, III is President, CEO and director of AP Holdings International, Inc.;

(b) The address of his principal office is 3001 Knox Street, Suite 403, Dallas, Texas 75205.

(c) Mr. McLaughlin is also currently CEO and chairman of the board of Apollo Resources International, Inc. and Earth Biofuels, Inc.

(d) During the last five years, Mr. McLaughlin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. McLaughlin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McLaughlin is a citizen of the United States of America.

(a)    This statement is filed by DGMAC, LLC, a Texas limited liability company.

(b)    The address of its principal office is 3001 Knox Street, Suite 403, Dallas, Texas 75201.

(c)    The principal business of AP Holdings International, Inc. is investments.

(d)    During the last five years, AP Holdings International, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, AP Holdings International, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Not applicable.

(a) Dennis G. McLaughlin, III is sole member of DGMAC, LLC.

(b) The address of his principal office is 3001 Knox Street, Suite 403, Dallas, Texas 75205.

(c) Mr. McLaughlin is also currently President, CEO and director of AP Holdings International, Inc; CEO and chairman of the board of Apollo Resources International, Inc. and Earth Biofuels, Inc.

(d) During the last five years, Mr. McLaughlin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. McLaughlin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McLaughlin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As of November 22, 2006, the date of the event requiring the filing of this statement, 82,000,000 shares of Common Stock of the Issuer held by Neptune Leasing, Inc., Golden Spread Energy, Inc., GSEKFT, Inc. and Mr. Kelley were acquired in consideration of the sale of business interests, equipment and satisfaction of a promissory note, and an additional 7,642,000 shares being previously acquired and held.

Additionally, 8,604,000 shares of Common Stock of the Issuer held by GSESKO, Inc., and 8,604,000 shares of Common Stock of the Issuer held by Telluride Investments, Inc. fka GSEJKM, Inc. were acquired in the same transaction.

DGMAC, LLC currently owns 700,000 shares of Common Stock of the Issuer.

Mr. McLaughlin individually, through open market purchases or direct issuances for officer compensation, owns 7,345,823 shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction

As of November 22, 2006, Neptune Leasing, Inc., Golden Spread Energy, Inc., GSEKFT, Inc. Telluride Investments, Inc. f.k.a. GSEJKM, Inc., GSESKO, Inc., and Oliver Kendall Kelley (the “Shareholders”) entered into a Share Exchange Agreement (the “Agreement”) with issuer pursuant to which the Shareholders agreed to sell to AP Holdings International, Inc. all of the shares of common stock of issuer owned by the Shareholders in consideration of a promissory note secured by the shares of common stock of issuer owned by AP Holdings International, Inc. Upon consummation of the transactions contemplated by the Agreement, the Shareholders will cease to own any interest in issuer and will no longer beneficially own any shares of the common stock of issuer.

(a) Not applicable. (b) Not applicable. (c) Not applicable. (d) Not applicable. (e) Not applicable. (f) Not applicable. (g) Not applicable. (h) Not applicable. (i) Not applicable. (j) Not applicable.
Item 5.	Interest in Securities of the Issuer
(a)

As of November 22, 2006, AP Holdings International, Inc. owned 106,850,000 shares of Common Stock of the Issuer, representing approximately 37.3% of the issued and outstanding shares of Common Stock of the Issuer.

As of November 22, 2006, DGMAC, LLC owned 700,000 shares of Common Stock of the Issuer, representing approximately 0.2% of the issued and outstanding shares of Common Stock of the Issuer.

As of November 22, 2006, Dennis G. McLaughlin, III owned 7,345,823 shares of Common Stock of the Issuer, representing approximately 2.56% of the issued and outstanding shares of Common Stock of the Issuer.

(b)

As of November 22, 2006, AP Holdings International, Inc. had sole power to vote 106,850,000 of the shares of Common Stock of the Issuer. As of November 23, 2006, AP Holdings International, Inc. had sole power to dispose of 106,850,000 of the shares of Common Stock of the Issuer.

As of November 22, 2006, DGMAC, LLC had sole power to vote 700,000 of the shares of Common Stock of the Issuer. As of November 22, 2006, DGMAC, LLC had sole power to dispose of 700,000 of the shares of Common Stock of the Issuer.

As of November 22, 2006, Dennis G. McLaughlin, III had sole power to vote 7,345,823 of the shares of Common Stock of the Issuer. As of November 22, 2006, Dennis G. McLaughlin, III had sole power to dispose of 7,345,823 of the shares of Common Stock of the Issuer.

(c) During the sixty days prior to November 22, 2006, AP Holdings International, Inc. acquired no shares of Common Stock of the Issuer in open market transactions.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 – Share Exchange Agreement Exhibit 99.2 – Promissory Note Exhibit 99.3 – Stock Pledge Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2006
Date
/s/ Dennis G. McLaughlin, III
Signature
Printed Name: Dennis G. McLaughlin, III Title: Chief Executive Officer, Director, AP Holdings International, Inc.
Name/Title
/s/ Dennis G. McLaughlin, III
Signature
Printed Name: Dennis G. McLaughlin, III Title: sole member, DGMAC, LLC
Name/Title
/s/ Dennis G. McLaughlin, III
Signature
Printed Name: Dennis G. McLaughlin, III Title: individually
Name/Title

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